PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-23	TSX Venture: PMV
December 8, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

EXECUTIVE CHAIRMAN APPOINTED

PMI Ventures Ltd. (the “Company”) (TSX Venture: PMV), is pleased to announce that Mr. Pearce Bowman, P. Eng., has joined the Board of Directors of the Company as its Executive Chairman, effective immediately.

Mr. Bowman has extensive experience in the management of major resource companies. During the late 1990’s he held the position of Executive General Manger for WMC Resources Ltd., (Western Mining Corporation) with responsibility for the Copper Uranium Division including the oversight of the major $2 billion expansion of their Olympic Dam operations in South Australia. Prior to that role, Mr. Bowman was the CEO of Generation Victoria, the corporatised power generating entity in Victoria, Australia that annually mined 50 million tonnes of brown coal, and produced +7000 mega watts of electrical power from three major coal fired, two gas fired, and several hydro electric stations.

Mr. Bowman also worked 16 years in Canada for Luscar Ltd., an Alberta based coal mining group, the last 10 years as VP/General Manager for their mines in Alberta and Saskatchewan. He obtained his Bachelor of Engineering (Honors) in 1971, and a Master’s degree in geotechnical engineering in 1975. He also holds an MBA and is a Fellow of the Australian Institute of Engineers.

The staff and Directors welcome Mr. Bowman to its management team and look forward to working with him as the Company continues to advance its Ashanti II Gold Project located on the Asankrangwa Gold Belt in southwest Ghana.

On behalf of the Board,

XXXXXXXXX

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089          Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.